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FOUNDED 1866
February 19, 2010
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. Campbell Global Trend Fund, L.P. Registration Statement on Form S-1 Filed December 18, 2009 File No. 333-163835
Dear Mr. Kluck:
     We confirm that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act set forth in the Legal Opinions filed as Exhibits 5.1 and 5.2 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458.
Very truly yours,
/s/ Michael J. Schmidtberger
Enclosure

cc:	Thomas P. Lloyd
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships